Exhibit (d15)

AMENDED AND RESTATED

SCHEDULE I to the

MONEY MANAGER AGREEMENT

THIS AMENDMENT is entered into as of September 12, 2013, between Southeastern Asset Management, Inc. (the “Manager”) and TIFF Investment Program, Inc. for its TIFF Multi-Asset Fund (the “Fund”).

RECITALS

WHEREAS, the Manager and the Fund are parties to that certain Money Manager Agreement dated as of June 18, 2009 (the “Agreement”) pursuant to which the Manager serves as an investment adviser to the Fund; and

WHEREAS, pursuant to Section 11 of the Agreement, the parties hereto desire to amend and restate Schedule I to the Agreement to update the fee schedule.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1. Amendment.

Schedule I to the Agreement is hereby deleted in its entirety and replaced with the Amended and Restated Schedule I attached hereto.

2. Miscellaneous.

(a)	This Amendment shall be effective as of July 1, 2013.
(b)	Except as amended hereby, the Agreement shall remain in full force and effect.
(c)	All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.
(d)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer, as the case may be, as of the date and year first above written.

On behalf of the Fund by TIFF INVESTMENT PROGRAM, INC.		On behalf of Southeastern Asset Management, Inc.

By:	/s/ Kelly A. Lundstrom	By:	/s/ Richard Hussey

Name:	Kelly A. Lundstrom	Name:	Richard Hussey

Title:	Vice President	Title:	COO

Amended and Restated Schedule I

Effective as of July 1, 2013

to the

Money Manager Agreement (the “Agreement”) Dated as of June 18, 2009

between

Southeastern Asset Management, Inc. (the “Manager”) and

TIFF Investment Program, Inc. for its TIFF Multi-Asset Fund

Fee Calculation

Compensation

As compensation for the services performed and the facilities and personnel provided by the Manager to TIFF Multi-Asset Fund pursuant to this Agreement, the Fund will pay to the Manager a fee according to the following formula:

Except as provided below, if the average daily net asset value of the Managed Assets for the applicable month is $100 million or less:

1.000% per annum on the first $50 million; and

0.875% per annum on the next $50 million

If the average daily net asset value of the Managed Assets for the applicable month is above $100 million:

0.750% per annum on all assets

If the average daily net asset value of the Managed Assets declines below $100 million solely as a result of market movements or investment performance, the fee will remain at 0.750% per annum on all assets. If the average daily net asset value of the Managed Assets declines below $100 million for any other reason, the tiered fee structure set forth above shall apply. The fee will be pro-rated for any period that is less than a full calendar month.

Capitalized terms used throughout this schedule shall have the meanings given to them in the Agreement unless otherwise defined herein.

2